Mail Stop 3561

August 11, 2006

Mr. Lawrence R. Rutkowski
Chief Financial Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, New York 10018

      RE: **The Warnaco Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Form 10-Q for Quarterly Period Ended April 1, 2006
              Filed March 3, 2006 and May 11, 2006
              File No. 001-10857

Dear Mr. Rutkowski:

We have reviewed your response letter dated August 4, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 1. Business, page 1

1. We read your response to comment 1 in our letter dated July 6, 2006. Your response indicates that you will include a discussion similar to what is presented in Note 8 of the Notes to the Consolidated Financial Statements. Please be advised that Note 8 does not address all of the disclosures required by Item 10(e) of Regulation S-K. Please show us supplementally what your future disclosures will look like. Please ensure your response addresses how this measure provides useful information to investors and how management uses this measure to conduct or evaluate business.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Anthony Watson at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James A. Allegretto
Sr. Asst. Chief Accountant